November 2, 2005


                                                        Thomas J. Poletti
                                                        310.552.5045
                                                        Fax:  310.552.5001
                                                        tpoletti@klng.com

Via Edgar and Fed Ex
--------------------

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re: SRKP 3, Inc.
    Registration Statement on Form SB-2
    File Number:  333-126441
    Amendment No. 1 filed August 25, 2005

Dear Mr. Reynolds:

On behalf of SRKP 3, Inc. (the "Company") we hereby transmit for filing Amendment No. 2 to Form SB-2 filed July 7, 2005 ("Amendment No. 2"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 2 (marked to show changes and additions from Amendment No. 1 to the Registration Statement filed August 25, 2005 ("Amendment No. 1")). We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff's review of Amendment No. 1, the Commission issued a comment letter dated October 11, 2005. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 2.

General

      1. Comment: Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

            Response: Further to the request of the Staff, we have included updated financial statements and an updated consent with Amendment No. 2.

Summary Financial Information, page 3

      2. Comment: Please update the numbers to the most recent date practicable and revise throughout the prospectus.

            Response: We note your comment and have revised this section of the prospectus accordingly.

Office of Emerging Growth Companies
Securities and Exchange Commission
November 2, 2005
Page 2

Capitalization, page 11

      3. Comment: Please update the numbers to the most recent date practicable and revise throughout the prospectus.

            Response: We note your comment and have revised this section of the prospectus accordingly.

Management, page 17

      4. Comment: Provide disclosure to detail the nature of the NASD action against Mr. Rappaport.

            Response: We note your comment and have revised this section of the prospectus accordingly.

Blank Check Company Experience, page 20

      5. Comment: Supplementally provide a listing of the purchasers of shares in the offering by SRKP 1, including name, address, and number shares purchased by each purchaser.

            Response: Please find below the requested information with respect to the sole purchaser in the offering by SRKP 1, Inc.

            Name and Address                           Number of Shares
            ----------------                           ----------------
            TMC Holdings LTD                               700,000
            86 Tonche Terrace
            Shokan, New York 12481

Plan of Distribution, page 25

      6. Comment: As we requested in number ten of our prior letter dated August 19, 2005, please explain how Mr. Krinsky will determine which company's shares he will offer to each person.

            Response: Mr. Krinsky first offers shares in that company that first filed a registration statement with the Commission.

Office of Emerging Growth Companies
Securities and Exchange Commission
November 2, 2005
Page 3

      7. Comment: Please resolve the apparent discrepancies between the following:

            o your response to comment number ten of our prior letter dated August 19, 2005 that Mr. Krinsky only provides persons interested in the offering with a copy of the registration statement and that all such persons are not selected by Mr. Krinsky, but rather have independent knowledge of the offering and have inquired of Mr. Krinsky how they can have more information; and

            o the following disclosure in this section: "This offering is intended to be made solely by the delivery of this prospectus and the accompanying subscription agreement to prospective investors. We estimate Mr. Krinsky plans to distribute approximately 100 prospectuses, limited to acquaintances, friends and business associates of the promoters...He will not participate in the making of this offering other than by the delivery of this prospectus or by responding to inquiries by prospective investors.

            Response: We note your comment and have revised this section of the prospectus accordingly.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc: Richard Rappaport, SRKP 3, Inc.